UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

January 11, 2019

METHANEX CORPORATION ANNOUNCES PASSING OF DIRECTOR

VANCOUVER, BRITISH COLUMBIA (January 11, 2019) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today with great sadness that Mr. Douglas Mahaffy, a member of Methanex’s Board of Directors, passed away on January 6, 2019 after a brief illness. Mr. Mahaffy was appointed to the Company’s Board of Directors in May 2006 and served on the Corporate Governance and Human Resources Committees. Mr. Tom Hamilton, Chairman of the Board of Methanex stated, “We are deeply saddened to announce Doug’s passing. On behalf of the Board of Directors and the entire Methanex team, we want to extend our heartfelt condolences to Doug’s family during this difficult time. Doug contributed a wealth of knowledge and expertise to the Board for which we are forever grateful. We will miss Doug very much.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 11, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary